Exhibit 99.37

KPMG AS	Telephone	+47 45 40 40 63
Dronning Eufemias gate 6A, 0191 Oslo	Fax	+47 22 60 96 01
P.O. Box 7000 Majorstuen	Internet	www.kpmg.no
N-0306 Oslo	Enterprise	935 174 627 MVA

Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

Financial and Consumer Services Division, Prince Edward Island

Office of the Superintendent of Securities Service Newfoundland & Labrador

Ontario Securities Commission

Office of the Superintendent of Securities Nunavut

Manitoba Securities Commission

Office of the Superintendent of Securities, Northwest Territories

Office of the Yukon Superintendent of Securities

To whom it may concern:

Re: Blue Moon Metals Inc. (the “Entity”)

We refer to the short form base shelf prospectus of the above Entity dated September 23, 2025 relating to the sale and issue of up to an aggregate initial offering price of $200,000,000 of common shares, debt securities, warrants, subscription receipts, convertible securities and units of the Entity.

We, KPMG AS, consent to being named and to the use, through incorporation by reference in the above-mentioned short form base shelf prospectus, of:

•	our report dated May 10, 2025 to the General Meeting of Nussir ASA on the consolidated financial statements of Nussir ASA which comprise the consolidated statement of financial position as at 1 January 2023, 31 December 31, 2023 and 31 December 31, 2024, the consolidated statements of profit or loss, comprehensive income, cash flows and changes in equity for the years ended 31 December 2023 and 31 December 2024, and notes to the consolidated financial statements, including a summary of material accounting policy information, and

•	our report dated May 10, 2025 to the General Meeting of Nye Sulitjelma Gruver AS on the consolidated financial statements of Nye Sulitjelma Gruver AS which comprise the consolidated statements of financial position as at 1 January 2023, 31 December 31, 2023 and 31 December 31, 2024, the consolidated statements of loss and comprehensive loss, cash flows and changes in shareholders’ equity for the years ended 31 December 2023 and 31 December 2024, and notes to the consolidated financial statements, including a summary of material accounting policy information.

Offices in:
© 2025 KPMG AS, a Norwegian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.
	Oslo	Hamar	Sandefjord
	Alta	Haugesund	Sandnessjøen
	Arendal	Kristiansand	Stavanger
	Bergen	Larvik	Stord
	Bodø	Mo i Rana	Tromsø
Statsautoriserte revisorer - medlemmer av Den norske Revisorforening	Elverum	Molde	Trondheim
	Finnsnes	Narvik	Tønsberg
	Grimstad	Røros	Ålesund

We report that we have read the short form base shelf prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audits of such consolidated financial statements. We have complied with Canadian generally accepted standards for an auditor’s consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the prospectus as these terms are described in the CPA Canada Handbook – Assurance.

Yours very truly,

/s/ KPMG AS

September 23, 2025
Oslo, Norway